UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: October 6, 2014

___________________________________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON WEDNESDAY, NOVEMBER 12, 2014

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Wednesday, November 12, 2014 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

A)	To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2015 annual general meeting of shareholders; and

B)	To approve an amendment to the Company's Compensation Policy for office holders; and

C)	To approve the grant of a cash bonus and equity compensation for our Active Chairman of the Board of Directors And Chief Executive Officer for 2014; and

D)	To adopt the Company's 2014 Employee Share Option Plan; and

E)	To re-approve the grant of letters of indemnification to two directors; and

F)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2015 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

G)	To receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2013.

Only shareholders of record at the close of business on Monday, October 13, 2014 the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

RAFI AMIT

Active Chairman of the Board of Directors & Chief Executive Officer

October 6, 2014

____________________

PROXY STATEMENT
____________________

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares" or "Shares"), of Camtek Ltd. (“We", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, November 12, 2014 at 10:00 a.m. (Israel time), at the offices of the Company, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:  (A) to re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2015 annual general meeting of shareholders; (B) to approve an amendment to the Company's Compensation Policy for office holders; (C) to approve the grant of a cash bonus and equity compensation for our Active Chairman of the Board of Directors and Chief Executive Officer for 2014; (D) to adopt the Company's 2014 Employee Share Option Plan; (E) to re-approve the grant of letters of indemnification to two directors; and (F) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2015 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2013 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, October 13, 2014, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all matters to be presented at the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israel Securities Authority.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Annual General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 23, 2014, the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares; and (ii) all office holders as a group; the Israeli Companies Law (the "Companies Law") defines the term “office holder” of a company to include the chief executive officer, the chief business manager, a vice general manager, deputy general manager or any other person fulfilling any of the foregoing positions (even if such person’s title is different), as well as a director or any manager that reports directly to the chief executive officer.

The information contained in the table below has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days from September 23. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage of ownership of any other person or group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd. ("Priortech") (2)	16,919,739	55.51%
Rafi Amit(3)	71,435	0.23%
Yotam Stern(4)	136,325	0.45%
Office Holders as a group (12 persons)(5)	367,003	1.20%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of September 23, 2014, is 202,809.
(2)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of September 23, 2014, Mr. Rafi Amit, our Active Chairman of the Board of Directors and Chief Executive Officer, holds 10.25% of Priortech issued and outstanding share capital and Mr. Yotam Stern, our Director, holds 9.29% of Priortech issued and outstanding share capital. As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(3)
Mr. Amit directly owns 24,560 of our Ordinary Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such Shares.

(4)
Mr. Stern directly owns 108,200 of our Ordinary Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such Shares.

(5)
Our office holders as a group directly own 164,194 of our Ordinary Shares (and 202,809 options which have vested or will vest within 60 days as of September 23, 2014). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Ordinary Shares owned by Priortech), beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of September 23, 2014) and have therefore not been listed separately.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below presents the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was included in our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

The representative exchange rate published by the Bank of Israel on December 31, 2013 was NIS 3.471 to $1.00, and is provided herein for convenience.

Name and Principal Position(1)	Salary Cost (NIS) (2)	Bonus (NIS) (3)	Equity-Based Compensation (NIS) (4)	Other (NIS ) (5)	Total (NIS)
Rafi Amit (Active Chairman)	1,099,029.7	225,052.7	48,740.2	468,331.1	1,841,153.6
Roy Porat (CEO)	1,287,263.8	272,044	114,631		1,673,938.8
Aharon Sela (VP Sales & Marketing)	590,070	164,525.4	42,241	479,158.6	1,275,995.1
Amir Tzhori (VP PCB)	639,106.3	81,532.1	32,056.1	831,531	1,584,225.5
Moshe Eisenberg (CFO)	943,594.43	120,690	57,748.8		1,122,033.2
Total	4,559,064.1	863,844.2	295,417	1,779,020.7	7,497,346.1

(1)	All Covered Executives are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 75% of his time to his role as our Active Chairman.
(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payment, contributions and/or allocations for saving funds (e.g. Managers' Life Insurance Policy), education funds (referred to in Hebrew as "Keren Hishtalmut"), pension, severance, risk insurances (e.g. life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company's policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in the respective resolutions of the Company's Compensation Committee and Board of Directors.
(4)
Represents the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2013 based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 17 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

(5)
Includes relocation expenses which may consist of, to the extent applicable to the Covered Executive: housing, schooling, car, medical insurance and travel expenses for the Covered Executive and family members residing with such Covered Executive abroad.

ITEM A

RE-ELECTION OF DIRECTORS

Background

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five and not more than ten directors. The current number of directors is five.

Directors (other than the external directors) are elected at the annual general meeting for a term of one year, starting upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

General

Following the recommendation of such nominees to the Board by the Company's independent directors in accordance with Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly be re-elected as directors (as Mr. Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination). If re-elected, Mr. Amit, Mr. Stern and Mr. Bendoly will then serve for a term ending on the date of the annual general meeting in 2015. The Company has received declarations from Mr. Amit, Mr. Stern and Mr. Bendoly confirming their qualifications under the Companies Law to be elected as directors of the Company. The Company is not aware of any reason why any of the three nominees, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of any of the three nominees.

The following is a brief biography of the three, based upon the records of the Company and information furnished to it by them:

Rafi Amit is serving as our Active Chairman of the Board of Directors since August 2010. As of January 2014, Mr. Amit was nominated in his capacity as Active Chairman to act as Chief Executive Officer and to retain responsibilities previously held by our former Chief Executive Officer, Mr. Roy Porat, according to shareholder approval received on March 27, 2014. Mr. Amit has previously served as our Chief Executive Officer from January 1998 until August 2010 and served as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004, as well as serving as a director of Priortech since 1985. Since November 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from the Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules.

Compensation

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee andBoard of Directors, followed by shareholder approval, in that order. Our two external directors and Mr. Bendoly receive compensation as provided in regulations promulgated under the Companies Law, while Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors. Our Compensation Committee and Board of Directors have determined, in separate resolutions dated April 2, 2013, that the payment of a director's annual fee to Mr. Bendoly, will be equal to 70,000 NIS, and in addition, a participation fee in a sum of 2,200 NIS per meeting. As these payment amounts do not exceed the maximum amounts set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an External Director) – 2000 and the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, the resolutions are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of his/their objection to this relief within 14 days from the date of this Proxy Statement.

Required Vote

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the re-election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to our Board of Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly are re-elected to the Board of Directors of the Company, each of them for a term ending on the date of the annual general meeting in 2015.“

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM B

TO APPROVE AN AMENDMENT TO THE COMPANY'S COMPENSATION POLICY

Background

On October 14, 2013, our shareholders approved the adoption of a compensation policy, which provides a framework for terms of office and employment of our "office holders" (see above under SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT), including compensation, equity awards, severance and any other benefit, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification (the "Compensation Policy").
We now seek to amend a certain clause in the Compensation Policy, dealing with the maximum yearly equity value that can be granted to each of our office holders.

General

Among its other provisions dealing with equity based compensation, the Compensation Policy provides for a maximum yearly equity value, at the time of grant, of 25% of the annual base salary of each of our office holders, other than our CEO, and of 40% of the annual base salary of our CEO.

Our Compensation Committee and Board of Directors have approved, subject to shareholders' approval, an amendment to the Compensation Policy, so that the total yearly equity value at the time of grant shall be raised to 100% of the annual base salary of any of our office holders, including our CEO (the "Amendment").

In taking the resolution in this matter, the Compensation Committee and Board of Directors considered, among others, the Company's actual constrains in attracting and retaining highly qualified and motivated personnel under the current maximum yearly equity value that it may grant to each of its office holders, as well as comparative benchmarking material, indicating that such current maximum yearly equity value is low in comparison to the value as determined in compensation policies of peer companies. Thus, the Amendment is intended to allow the Company, subject to receipt of approvals required under the Companies Law, to grant its office holders with a yearly equity grant, the value of which approximately represents the average of yearly equity value available for grant to office holders by such peer companies.

As stipulated under the Companies Law, any amendment to the Compensation Policy requires shareholders' approval, which should be obtained with the "special majority" requirement as set forth below. However, The Companies Law allows our Board of Directors to approve the Amendment even if it was not approved by our shareholders, provided that the Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Amendment is for the benefit of the Company.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the Amendment to the Compensation Policy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family or the shareholder's spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder (other than Priortech) or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at  moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to Section 9.6 of the Company's Compensation Policy, which shall be read as follows:

"The total yearly Equity Value at the time of grant, shall not exceed, with respect to any Executive, 100% of such Executive's annual base salary.”

The Board of Directors recommends a vote “FOR” approval of the Company’s proposed amendment to the Compensation Policy. As Mr. Amit is deemed to have a personal interest in the foregoing proposed resolution, he refrained from making a recommendation with respect to such resolution.

ITEM C

GRANT OF CASH BONUS AND EQUITY COMPENSATION TO OUR ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICE FOR 2014

Background

Pursuant to Amendment 20 to the Companies Law, arrangements regarding the compensation of our Active Chairman of the Board of Directors and Chief Executive Officer, Mr. Rafi Amit, require the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

Mr. Amit dedicates 75% of his time to his role as our Active Chairman. Under his existing employment terms, he is entitled to a gross annual base salary of $237,474 (excluding social benefits), to a performance based annual cash bonus which target shall not exceed two thirds of his annual base salary, and to all other benefits forming part of his total compensation. As Mr. Amit resides in Hong Kong, close to the Company's primary markets in Asia and the Far East, he is entitled to receive benefits granted to employees of the Company who relocated to Hong Kong, such as flights, housing and health insurance.

We now seek our shareholders' approval for the cash bonus plan and equity grant to our Active Chairman for 2014.

Cash Bonus Plan

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholders' approval, that the 2014 on-target cash bonus payment for our Active Chairman and Chief Executive Officer shall be equal to $105,000, being approximately 44% of his annual base salary ("On Target Bonus"), and be comprised of the following:

1.
Two financial measurable targets: (i) Company net income on a Non GAAP basis, and (ii) Company revenues, both targets to be determined based on the Company’s 2014 annual business targets, each having an equal weight of 35% of the On Target Bonus (together: the “Financial Measurable Targets”);

2.
Two FIT (Functional Inkjet Technology) targets: (i) minimum number of installations of FIT systems at customers' sites, and (ii) completion of a new prototype of the FIT system, with an additional defined feature, each having an equal weight of 10% of the On Target Bonus (together: the "Commercial and Technical FIT Targets"); and

3.	Non-measurable investors relations target, which shall have a 10% weight of the On Target Bonus.

The Financial Measurable Targets and the Commercial and Technical FIT Targets shall be collectively referred to as the "Measurable Targets".

Following the end of the calendar year, the actual achievements of the Company for 2014 shall be measured against the Measurable Targets as detailed below:

The average score of the results shall set the part of the bonus comprised of the Financial Measurable Targets as follows (the "Active Chairman Measurable Achievement"):

(i) Our Compensation Policy sets a threshold with respect to the Active Chairman Measurable Achievement: in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonus shall be paid (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, the Active Chairman will not be entitled to receive any cash bonus. In addition, our Compensation Committee and Board of Directors have set a threshold with respect to the Commercial and Technical FIT Targets.

(ii) Achievement of 100% of the Active Chairman Measurable Achievement, will entitle 100% payment for the Financial Measurable Targets; and

(iii) Achievement above 100% of the Active Chairman Measurable Achievement, will increase the cash bonus for the Financial Measurable Targets on a linear basis. In addition, achievement above 100% in any of the two targets comprising the Commercial and Technical FIT Targets, will increase the cash bonus for the Commercial and Technical FIT Targets on a linear basis. In any event, the aggregate amount of the 2014 cash bonus for our Active Chairman will be capped at $150,000.

Our Compensation Committee and Board of Directors believe that such grant of cash payment to our Active Chairman and Chief Executive Officer is in the Company's best interests, and is in line with the compensation framework, philosophy and objectives as set forth in the Company's Compensation Policy.

Equity Compensation

In addition to the cash payment, the Compensation Committee and Board of Directors have approved in their respective resolutions dated October 2, 2014, subject to shareholder approval, that for 2014, the Active Chairman and Chief Executive Officer shall be granted 60,000 options to purchase Ordinary Shares. If approved by our shareholders, the options will be granted on the date of the resolution of the shareholders (the "Date of Grant"). The exercise price of the options shall be the fair market value as determined by the average closing price of the Company’s Shares listed on NASDAQ for the thirty (30) consecutive trading days immediately preceding the Date of Grant. The options shall vest over a total period of four years as follows: 25% of the options shall vest upon the completion of a full 12 months of continuous service, another 25% of the options shall vest upon the completion of another 12 months of continuous service (i.e. upon the completion of 24 months of continuous service) and the remaining portion shall vest in 48 equal portions upon the lapse of each full additional month of continuous service thereafter, until all the options are vested, i.e. 100% of the options will be vested after four years. Subject to its adoption by our shareholders, as provided for under Item D below, all other terms of the grant shall be in accordance with the Company's 2014 Employee Share Option Plan. The value of the equity grant to our Active Chairman and Chief Executive Officer for 2014 equals, at the date of this Proxy Statement, to approximately $122,400.

Our Compensation Committee and Board of Directors believe that such grant of equity compensation to our Active Chairman and Chief Executive Officer is in the Company's best interests, and is in line with the compensation framework, philosophy and objectives as set forth in the Company's Compensation Policy, after the Amendment is approved (see Item B above).

When reaching their conclusions, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by our Active Chairman and Chief Executive Officer, the estimation of Mr. Amit's expected contribution and importance to the future growth and profitability of the Company and the interests of the Company's investors and the effect of the equity grant on the dilution of our shareholders. In addition, with respect to the grant of equity compensation, as such equity grant equals, at the date of this Proxy Statement, to 51.5% of Mr. Amit's annual base salary, which constitutes a deviation from the limit as set forth in our current Compensation Policy, prior to its amendment as set forth in Item B above (according to which the maximum yearly equity value that may be granted to our Chief Executive Officer equals to 40% of his annual base salary), our Compensation Committee and Board of Directors have also taken into account further factors and considerations required under the Companies Law for the approval of such grant; the Companies Law permits, under special circumstances, the approval of specific compensation arrangements which are not in line with the frameworks as set forth in a company's compensation policy, provided that those certain instructions and considerations are taken into account by the company's compensation committee and board of directors.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant the 2014 cash bonus and equity compensation to our Active Chairman and Chief Executive Officer. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family or the shareholder's spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company (other than Camtek) that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder (other than Priortech) or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at  moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2014 cash bonus plan and the grant of options to purchase 60,000 Ordinary Shares of the Company to our Active Chairman of the Board and Chief Executive Officer, all upon the terms described in Item C in the Proxy Statement for the 2014 Annual General Meeting of Shareholders ".

The Board of Directors recommends a vote FOR approval of the proposed resolution. As both Mr. Amit and Mr. Stern are deemed to have a personal interest in the foregoing proposed resolution, referring to the cash bonus and equity compensation of Mr. Amit, they both refrained from making a recommendation with respect to such resolution.

ITEM D

ADOPTION OF THE COMPANY'S 2014 EMPLOYEE SHARE OPTION PLAN AND
SUB-PLAN FOR GRANTEES SUBJECT TO US TAXATION

Background

We believe that our success is predicated on our ability to recruit and retain highly qualified and motivated employees and that employee share incentive plans are instrumental towards achieving this objective. Furthermore, we believe that our employee share incentive plans enhance our performance and shareholder value by aligning the financial interests of our employees with those of its shareholders.

General

On October 2, 2014, our Board of Directors adopted, subject to approval by the Company's shareholders, the new 2014 Employee Share Option Plan, including (i) sub-plan applicable to grantees subject to Israeli taxation; and (ii) sub-plan applicable to grantees subject to US taxation; all attached hereto as Exhibit A (the 2014 Employee Share Option Plan together with sub-plans shall be collectively referred to as the "Plan"). The major terms of the Plan are set forth below (all capitalized terms undefined herein shall have the meaning as set forth in Annex A to the Plan):

•
Subject to the approval of the Plan by the Company's shareholders, the Plan shall become effective as of October 2, 2014 and shall continue in effect until the earlier of (a) its termination by the Board; or (b) the date on which all of the Options available for issuance under the Plan have been granted and exercised; or (c) the lapse of 10 years from October 2, 2014.

•
The Plan shall be administered by the Board of Directors, or any committee which, subject to any applicable limitations imposed by applicable Law, the Board of Directors may appoint, and which shall have all of the powers of the Board of Directors with respect to the Plan (the Board of Directors and/ or such committee: the "Board").

•
Unless specifically required otherwise under applicable Law, the Board shall have sole and full discretion and authority, to administer, amend, modify and/or cancel or terminate the Plan and all related actions, except to the extent that shareholder approval is required by applicable law; in any event, no termination or amendment of the Plan shall affect any then outstanding Options granted prior to the date of such termination or amendment, unless expressly provided by the Board.

•
The persons eligible for participation in the Plan as grantees include employees, officers, directors, consultants, and other service providers of the Company or any affiliated company, as may be determined by the Board.

•
The total number of options available for grant under the Plan will be 3,000,000 which represents 9.85% of the Company's current outstanding share capital and the Company shall at all times until the termination of the Plan keep reserved a sufficient number of Shares to meet the requirements of the Plan.

•
The Options shall be granted for no consideration, and shall be evidenced by an Option Agreement. Unless otherwise determined by the Board with respect to any specific Grantee and/or to any specific grant and provided accordingly in the applicable Option Agreement, such Option Agreement shall set forth all of the following provisions:

o
The exercise price for each Grantee shall be as determined by the Board, provided, however, that unless otherwise determined by the Board, the exercise price shall be the fair market value of the Shares as determined by the average closing price of the Company's shares listed on NASDAQ for the period of thirty (30) consecutive trading days immediately preceding the date of grant.

o	The Options shall vest over a four year schedule as detailed in the Plan.
o	Options granted under the Plan shall be exercisable for a period of 10 years from the Date of Grant.
o	Vested Options may be exercised during the Exercise Period by delivering an Exercise Notice and full payment of the Exercise Price to the Company or otherwise as shall be instructed by the Board.
•
The 2014 Employee Share Option Plan is intended to replace all previous employee share option plans of the Company for all future grants. However, the adoption by the Board of the Plan shall not be construed as modifying in any way any previously approved incentive arrangements, or as creating any limitations on the power of the Board to adopt such other incentive arrangements, including the grant of options for shares in the Company otherwise than under the Plan.

•
In the event of a merger of the Company with another entity, the surviving or the successor entity may either assume the Company's rights and obligations under outstanding Options or substitute the outstanding Options, as detailed in the Plan.

•	In the event of a Corporate Transaction, the Board shall be entitled to accelerate any unvested options granted to Office Holders, under a Double Trigger Mechanism.
•	Options granted under the Plan are not assignable or transferable, except for limited circumstances upon a Grantee's death.
•
The purpose of the US sub-plan is to establish certain rules and limitations applicable to options granted under the Plan to grantees subject to taxation in the United States ("US Grantees"), in order, inter alia, that all or part of such options granted to US Grantees may be Incentive Stock Options under Section 422(b) of the United States Internal Revenue Code of 1986, as amended.

Required Vote

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the approval of the Plan.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the adoption of the Company’s 2014 Employee Share Option Plan, including without limitation the sub-plan for grantees subject to US taxation, in the form attached hereto as Exhibit A; The Board of Directors of the Company is hereby authorized to take all necessary actions and to execute and deliver all such documents and instruments as in its opinion may be necessary or desirable to give effect to this resolution".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

RE-APPROVAL OF GRANT OF LETTERS OF INDEMNIFICATION TO TWO DIRECTORS

Background

On October 24, 2011, Company's shareholders approved the grant of amended letters of indemnification to each of our present and future directors and officers, including those directors and officers who hold a controlling interest in us – Mr. Rafi Amit, our Active Chairman of the Board and Chief Executive Officer, and Mr. Yotam Stern – our director (for an explanation of such controlling interest see above in footnote 2 to the table under SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT) (the "Indemnification Letter/s").

Under the Companies Law, the grant of the Indemnification Letters to those directors and officers who hold a controlling interest in us requires re-approval by the Compensation Committee, Board of Directors and Company's shareholders, not less than every three years.

General

The Indemnification Letter provides, among other matters, indemnification of the Company's officers and directors for: (i) reasonable litigation expenses, including attorney's fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company's activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the letter of indemnification shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.  Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company's D&O Insurance Policy, as shall be in effect from time to time.

The Indemnification Letter also provides our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law, and is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

Our Compensation Committee and Board of Directors, in their respective resolutions dated October 2, 2014, approved the grant of the Indemnification Letters to Mr. Amit and Mr. Stern, subject to shareholder approval, for an additional period of three years as of the date of the Meeting. The Compensation Committee and Board of Directors believe that the grant of the Indemnification Letters to Messrs. Amit and Stern is in the best interests of the Company as it will enable the Company to retain highly qualified directors and officers who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the adequacy of such grant to the provisions of the Compensation Policy, and determined that the grant of the Indemnification Letters to Messrs. Amit and Stern comply with the provisions of such policy.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant Indemnification Letters to Messrs. Amit and Stern, for an additional term of three years. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family or the shareholder's spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company (other than Camtek) that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder (other than Priortech) or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at  moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

It is proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, to grant an Indemnification Letter to each of Mr. Rafi Amit and Mr. Yotam Stern, in the form as set forth in Exhibit B to the Notice and Proxy Statement dated October 6, 2014, which shall be granted for a term of three years as of the date hereof".

The Board of Directors recommends a vote FOR the approval of the proposed resolution. As both Mr. Amit and Mr. Stern have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM F

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin and Raveh Ravid, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company's shareholders.

According to the Company's Articles of Association, the Board of Directors is authorized to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered by the auditors.

The following table presents the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2013:

Audit fees1………………… $223,904.

Required Vote

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the reappointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be appointed as joint independent auditors of the Company until the conclusion of the 2015 annual general meeting of shareholders, while Somekh Chaikin will be a sole auditor for all SEC filings and reporting; and (ii) to authorize the Board of Directors of the Company to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

1 Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings and engagements, including services that generally only the independent accountant can reasonably provide.

ITEM G

RECEIPT AND CONSIDERATION OF THE AUDITORS' REPORT AND THE
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013 will be presented. We will hold a discussion with respect thereto at the Meeting, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and audited consolidated financial statements, as well as our annual report on Form 20-F for year ended December 31, 2013 (filed with the SEC on March 4, 2014), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the SEC at www.sec.gov. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

RAFI AMIT

Active Chairman of the Board of Directors & Chief Executive Officer

October 6, 2014

EXHIBIT A

CAMTEK LTD.

2014 EMPLOYEE SHARE OPTION PLAN

1.	Definitions

As used herein capitalized terms shall have the meanings set forth in Annex A hereto, unless the context clearly indicates to the contrary.

2.	The Plan

2.1	Purpose

The purpose and intent of the Plan is to advance the interests of the Company by affording to selected employees, officers, directors, consultants and other services providers of the Company or Affiliated Companies an opportunity to acquire a proprietary interest in the Company or to increase their proprietary interest therein, as applicable, by the grant in their favor, of Options, thus providing such Grantee an additional incentive to become, and to remain, employed or engaged by the Company or by an Affiliated Company, as the case may be, and encouraging such Grantee’s sense of proprietorship and stimulating his or her active interest in the success of the Company and the Affiliated Company with which such Grantee is employed or engaged.

2.2	Effective Date and Term

Subject to the approval of this Plan by the Company's shareholders, this Plan shall become effective as of the day it was adopted by the Board, October 2nd, 2014, and shall continue in effect until the earlier of (a) its termination by the Board; or (b) the date on which all of the Options available for issuance under the Plan have been granted and exercised; or (c) the lapse of 10 (ten) years from the date of adoption by the Board.

3.	Administration

3.1
This Plan and any Sub-Plans shall be administered by the Board. The Board may appoint a committee which, subject to any applicable limitations imposed by the Companies Law, and/or by any other applicable Law, shall have all of the powers of the Board granted herein (in which event of such limitations, such committee may make recommendations to the Board). Subject to the above, the term "Board" whenever used herein, shall mean the Board or such appointed committee, as applicable.

3.2
Unless specifically required otherwise under applicable Mandatory Law, the Board shall have sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, to administer the Plan and any Sub-Plans and all actions related thereto, including without limitation the performance, at any time and from time to time, of any and all of the following:

3.2.1	the designation of Grantees;

3.2.2
the determination of the terms of each grant of Options (which need not be identical), including without limitation the number of Options to be granted in favor of each Grantee, the vesting schedule and the Exercise Price thereof and the documents to be executed by the Grantee;

3.2.3	the determination of the applicable tax regimes to which the Options will be subject;

3.2.4	the determination of the terms and form of the Option Agreements (which need not be identical), whether a general form or a specific form with respect to a certain Grantee;

3.2.5
the modification or amendment of the Exercise Period, vesting schedules (including by way of acceleration) and/or of the Exercise Price of Options, including without limitation the reduction thereof, either prior to or following their grant; the repricing of Options or any other action which is or may be treated as repricing under generally accepted accounting principles; the grant to the holder of an outstanding Option, in exchange for such Option, of a new Option having a purchase price equal to, lower than or higher than the Exercise Price provided in the Option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe;

3.2.6	any other action and/or determination deemed by the Board to be required or advisable for the administration of the Plan and/or any Sub-Plan or Option Agreement;

3.2.7	the determination of the Fair Market Value of the Shares, and the mechanism of such determination;

3.2.8	the interpretation of the Plan, any Sub-Plans, and the Option Agreements;

3.2.9
the adoption of Sub-Plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such Sub-Plan are inconsistent with the terms of this Plan, the terms of such Sub-Plan shall prevail; and

3.2.10	the extension of the period of the Plan or any Sub-Plans.

3.3
The Board may, without shareholder approval, amend, modify (including by adding new terms and rules), and/or cancel or terminate this Plan, any Sub-Plans, and any Options granted under this Plan or any Sub-Plans, any of their terms, and/or any rules, guidelines or policies relating thereto. Notwithstanding the foregoing (a) material amendments to the Plan or any Sub-Plans (but not the exercise of discretion under the Plan or any Sub-Plans) shall be subject to shareholder approval to the extent so required by applicable Mandatory Law; and (b) no termination or amendment of the Plan or any Sub-Plan shall affect any then outstanding Options nor the Board’s ability to exercise its powers with respect to such outstanding Options granted prior to the date of such termination, unless expressly provided by the Board.

3.4
Unless otherwise determined by the Board, any amendment or modification of this Plan and/or any applicable Sub-Plan and/or Option Agreement shall apply to the relationship between the Grantee and the Company; and such amendment or modification shall be deemed to have been included, ab initio, in the Plan and any such applicable Sub-Plan and/or Option Agreement, and shall have full force and effect with respect to the relationship between the Company and the Grantee.

4.	Eligibility

The persons eligible for participation in the Plan as Grantees include employees, officers, directors, consultants, and other service providers of the Company or any Affiliated Company (including persons who are responsible for or contribute to the management, growth or profitability of, or who provide substantial services to, the Company or any Affiliated Company). The Board, in its sole discretion shall select from time to time the individuals, from among the persons eligible to participate in the Plan, who shall receive Options. In determining the persons in favor of whom Options are to be granted, the number of Options to be granted thereto and the terms of such grants, the Board may take into account the nature of the services rendered by such person, his/her present and future potential contribution to the Company or to the Affiliated Company by which he/she is employed or engaged, and such other factors as the Board in its discretion shall deem relevant.

5.	Option Pool

The total number of Options to be granted pursuant to this Plan shall be 3,000,000 (three million), and the Company has reserved 3,000,000 (three million) authorized but unissued Shares for the purpose of the Plan, subject to adjustment as set forth in Section 11 below.

The Company shall at all times until the expiration or termination of this Plan keep reserved a sufficient number of Shares to meet the requirements of this Plan. Any of such Shares which, as of the expiration or termination of this Plan, remain unissued and not subject to outstanding Options, shall at such time cease to be reserved for the purposes of this Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, such Option may be returned to the then existing pool of Options and may again be granted under this Plan.

6.	Grant of Options

6.1	The Options shall be granted for no consideration.

6.2	Each Option granted pursuant to the Plan shall be evidenced by an Option Agreement.

6.3
Each Grantee shall be required to execute, in addition to the Option Agreement, any and all other documents required by the Company or any Affiliated Company, whether before or after the grant of the Options (including without limitation any customary documents and undertakings towards a trustee, if any, and/or the tax authorities). Notwithstanding anything to the contrary in this Plan or in any Sub-Plan, no Option shall be deemed granted unless all documents required by the Company or any Affiliated Company to be signed by the Grantee prior to or upon the grant of such Option, shall have been duly signed and delivered to the Company or such Affiliated Company.

7.	Terms of Options

Option agreements between the Company and a Grantee will be in such form approved by the Board, which may be a general form or a specific form with respect to a certain Grantee/s.

Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, such Option Agreement shall set forth, by appropriate language, the number of Options granted there under and the substance of all of the following provisions:

7.1
Exercise Price: The Exercise Price for each Grantee shall be as determined by the Board and specified in the applicable Option Agreement; provided, however, that unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law), the Exercise Price shall be the Fair Market Value of the Shares. The Exercise Price shall be denominated in the currency of the primary economic environment of, at the Company’s discretion, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid).

7.2
Vesting: Unless otherwise determined by the Board with respect to any specific Grantee and/or to any specific grant (which determination shall not require shareholder approval unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, the Options shall vest(become exercisable) according to the following four-year vesting schedule:

Period of Grantee’s Continuous Service from the Start Date:	Portion of Total Number of Options that becomes Vested and Exercisable
Upon the completion of a full twelve (12) months of continuous Service.	25%
Upon the completion of an additional full twelve (12) months of continuous Service, i.e. 24 months from the Start Date.	25%
Upon the lapse of each full additional month of the Grantee’s continuous Service thereafter, until all the Options are vested, i.e. 100% of the grant will be vested after 4 years.	1/48

For the purposes hereof, the “Start Date” shall mean the Date of Grant, unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with the provisions of the Companies Law), and provided accordingly in the applicable Option Agreement.

For the purposes hereof, the term “Service” means a Grantee’s employment or engagement by the Company or an Affiliated Company. Service shall be deemed terminated upon the effective date of the termination of the employment/engagement relationship. A Grantee’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Grantee renders Service to the Company or an Affiliated Company (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliated Companies) to which the Grantee renders such Service, provided that there is no actual interruption or termination of the continuous provision by the Grantee of such Service to any of the Company and its Affiliated Companies. Furthermore, a Grantee’s Service with the Company or Affiliated Company shall not be deemed terminated or interrupted as a result of any military leave, sick leave, or other bona fide leave of absence taken by the Grantee and approved by the Company or such Affiliated Company by which the Grantee is employed or engaged, as applicable; provided, however, that if any such leave exceeds ninety (90) days, then on the ninety-first (91st) day of such leave the Grantee’s Service shall be deemed to have terminated unless the Grantee’s right to return to Service with the Company or such Affiliated Company is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or Affiliated Company, as the case may be, or required by Law, time spent in a leave of absence shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the Options. Without derogating from the aforesaid, the Service of a Grantee to an Affiliated Company shall also be deemed terminated in the event that such Affiliated Company for which the Grantee performs Service ceases to fall within the definition of an “Affiliated Company” under this Plan, effective as of the date said Affiliated Company ceases to be such. In all other cases in which any doubt may arise regarding the termination of a Grantee’s Service or the effective date of such termination, or the implications of absence from Service on vesting, the Board, in its discretion, shall determine whether the Grantee’s Service has terminated and the effective date of such termination and the implications, if any, on vesting.

7.3
Expiration Date: Unless expired earlier pursuant to either Section 7.4 or Section 9 below, unexercised Options shall expire and terminate and become null and void upon the lapse of 10 (ten) years from the Date of Grant (the “Expiration Date”).

7.4	Exercise Period:

Each Option shall be exercisable from the date upon which it becomes vested until the Expiration Date of such Option (the “Exercise Period”).

7.5
In the event of a Corporate Transaction, the surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) may either assume the Company's rights and obligations under outstanding Options or substitute the outstanding Options, as follows:

(a)
For purposes of this Section 7.5, the outstanding Options shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Corporate Transaction, the outstanding Options confer the right to receive, for each share underlying any outstanding Option immediately prior to the consummation of the Corporate Transaction, the same consideration (whether shares, cash or other securities or property) to which an existing holder of a Share on the effective date of consummation of the Corporate Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Grantees for their outstanding Options will comprise solely securities of the Successor Entity equal in their market value to the per share consideration received by the holders of Shares in the Corporate Transaction.

(b)
In the event that the Successor Entity neither assumes nor substitutes all of the outstanding Options of a Grantee, then such Grantee shall have a period of fifteen (15) days (or if so decided by the Board, such longer period as the Board may determine in its sole discretion) from the date designated by the Company in a written notice given to the Grantee (such date to be no earlier than the date upon which said notice is delivered to the Grantee) to exercise his or her Vested Options.

(c)
All Options, whether vested or not, which are neither assumed or substituted by the Successor Entity, nor exercised by the end of the said 15-day period, shall expire as of the date of the consummation of the Corporate Transaction, whereupon they shall become null and void and shall no longer entitle the Grantee to any right in or towards the Company or the Successor Entity.

(d)
It is clarified that the Company may choose any method specified in this Section 7.5 in the event of a Corporate Transaction and instruct a trustee, if any, to operate as aforesaid. The Company shall not, in any event, indemnify and shall not be required to indemnify the Grantees with respect to the results of such an action, even if such action shall result in a change in the Options' original tax track, including an increase of the Grantee's tax liability with respect to the Options.

7.6
Notwithstanding anything to the contrary contained in this Plan, the Board shall be entitled, at its sole discretion, unless specifically required otherwise under applicable Mandatory Law, to accelerate, in whole or in part, the vesting schedule of any Option granted to an Office Holder of the Company, including, without limitation, in connection with a Corporate Transaction, under a Double Trigger mechanism.

7.7	Exercise Notice and Payment:

Vested Options may be exercised at one time or from time to time during the Exercise Period, by giving a written notice of exercise (the “Exercise Notice”) to the Company, at its principal offices, in accordance with the following terms, or such other procedures as shall be determined from time to time by the Board and notified in writing to the Grantees:

(a)
The Exercise Notice must be signed by the Grantee and must be delivered to the Company, prior to the termination of the Options, by certified or registered mail - return receipt requested, with a copy delivered to the Chief Financial Officer (or such other authorized representative) of the Company or any Affiliated Company with which the Grantee is employed or engaged, if applicable.

(b)	The Exercise Notice will specify the number of Vested Options being exercised.

(c)
The Exercise Notice will be accompanied by payment in full of the Exercise Price for the exercised Options. Payment will be made by wire transfer to the Company or by another payment instrument as determined by the Board or in the Grantee's Option Agreement (such as, by way of example, cashless exercise), provided however, that in case of payment by check, the Options shall not be deemed exercised, and the Company shall not issue the Exercised Shares in respect thereof, until the check shall have been fully and irrevocably honored by the bank on which it was drawn.

7.8
The Company shall not be required to issue fractional shares upon the exercise of the Options. If any fractional Share would be deliverable upon exercise, such fraction shall be rounded up one-half or less, or otherwise rounded down, to the nearest whole number.

7.9	Conditions of Issuance

No Options shall be deemed exercised nor shall any Share be issued thereunder, until the Company has been provided with confirmation by the applicable tax authorities or is otherwise under a tax arrangement, which either: (a) waives or defers the tax withholding obligation with respect to such exercise and issuance; or (b) confirms receipt of the payment of all the tax due with respect to such exercise; or (c) confirms the conclusion of another arrangement with the Grantee regarding the tax amounts, if any, that are to be withheld by the Company or any Affiliated Company under Law with respect to such exercise, and which arrangement is satisfactory to the Company. If such confirmations/exemptions/arrangements are not available under the tax subjections of the Grantee, the Company shall be entitled to require as a condition of issuance that the Grantee remit an amount sufficient to satisfy all federal, state and other governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the exercise of Options shall be conclusive for the purposes of this requirement condition.

Furthermore, notwithstanding any other provision of this Plan, the Company shall have no obligation to issue or deliver Shares under the Plan unless the exercise of the Option and the issuance and delivery of the underlying Shares comply with, and do not result in a breach of, all applicable Laws, to the satisfaction of the Company in its sole discretion, and have received, if deemed desirable by the Company, the approval of legal counsel for the Company with respect to such compliance. The Company may further require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable Laws.

8.	Transferability

8.1	The Options are not publicly traded.

8.2
Other than by will or Laws of descent, neither the Options nor any of the rights in connection therewith shall be assignable, transferable, made subject to attachment, lien or encumbrance of any kind, and the Grantee shall not grant with respect thereto any power of attorney or transfer deed, whether valid immediately or in the future.

8.3
Following the exercise of Vested Options, the Exercised Shares shall be transferable; provided, however, that the Exercised Shares may be subject to applicable securities regulations, market stand-off provisions, lock up periods and such other conditions and restrictions as may be included in the Company’s Articles, the Plan, any applicable Sub-Plan, the applicable Option Agreement, and/or any conditions and restrictions included in the Company’s Insider Trade Policy, or similar document, if any, all as determined by the Board in its discretion.

Upon request by the Company, the Grantee shall execute any agreement or document evidencing such transfer restrictions prior to the receipt of Exercised Shares.

8.4
No transfer of an Exercised Share or Option by the Grantee by will or by the Laws of descent shall be effective against the Company, unless and until: (a) the Company shall have been furnished with written notice thereof, accompanied by an authenticated copy of probate of a will together with the will or inheritance order and/or such other evidence as the Board may deem necessary to establish the validity of the transfer; and (b) the contemplated transferee(s) shall have confirmed to the Company in writing its acceptance of the terms and conditions of the Plan, any applicable Sub-Plan and Option Agreement, with respect to the Exercised Share or Options being transferred, to the satisfaction of the Board.

8.5
In the event that shareholders holding in the aggregate no less than a controlling interest in the Company (“Selling Shareholders”) elect to sell all or substantially all of their shares in the Company either to a third party or to one shareholder of the Company, then, if so requested by the purchaser, the Grantee shall be obligated to join the sale and sell all of his/her Shares in the Company (and if requested, also his/her unexpired Vested Options), all under the same terms under which the Selling Shareholders have agreed to sell their shares (provided that with respect to Vested Options, the Exercise Price shall be deducted from the purchase price paid for the shares in such transaction) and in accordance with the provisions of the Articles of the Company.

The Company shall not, in any event, indemnify and shall not be required to indemnify the Grantees with respect to the results of such an action, even if such action shall result in a change in the Options' original tax track, including an increase of the Grantee's tax liability with respect to the Options.

9.	Termination of Options

9.1
Notwithstanding anything to the contrary, any Option granted in favor of any Grantee but not exercised by such Grantee within the Exercise Period and in strict accordance with the terms of the Plan, any applicable Sub-Plan and the applicable Option Agreement, shall, upon the lapse of the Exercise Period, immediately expire and terminate and become null and void.

9.2
Upon the termination of a Grantee's Service, for any reason whatsoever, any Options granted in favor of such Grantee which are not Vested Options, shall immediately expire and terminate and become null and void. Such Options may however be returned to the option pool, as specified in Section 5.

9.3
Additionally, in the event of the termination of a Grantee’s Service for Cause all of such Grantee’s Vested Options shall also, upon such termination for Cause, immediately expire and terminate and become null and void.

9.4
Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law), following termination of Grantee’s Service other than for Cause, the Expiration Date of such Grantee’s Vested Options shall be deemed the earlier of: (a) the Expiration Date of such Vested Options as was in effect immediately prior to such termination; or (b) three (3) calendar months following the date of such termination or, if such termination is the result of death or disability of the Grantee, twelve (12) calendar months from the date of such termination.

9.5
Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Grantee, or the appointment of a receiver or a provisional receiver for a Grantee over all of his assets, or any material part thereof, or upon making a general assignment for the benefit of his creditors, any outstanding Options issued in favor of such Grantee (whether vested or not) shall immediately expire and terminate and become null and void and shall entitle neither the Grantee nor the Grantee’s receiver, successors, creditors or assignees to any right in or towards the Company or any Affiliated Company in connection with the same, and all interests and rights of the Grantee or the Grantee’s receiver, successors, creditors or assignees in and to the same, shall expire.

10.	Rights as Shareholder, Voting Rights, Dividends and Bonus Shares

10.1
It is hereby clarified that a Grantee shall not, by virtue of this Plan, any applicable Sub-Plan or the applicable Option Agreement or any Option granted to the Grantee, have any of the rights or privileges of a shareholder with respect to the Shares underlying the Options, until the Options have been exercised and the Exercised Shares issued in the Grantee’s name. In addition, the Grantee shall not be deemed to be a class of shareholders or creditors of the Company for the purpose of all applicable Law, including for purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such Section until registration of the Grantee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the Plan.

10.2
Cash dividends paid or distributed, if any, with respect to the Exercised Shares shall be remitted directly to the Grantee who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof.

10.3
All bonus shares to be issued by the Company, if any, with regard to the Exercised Shares held by a trustee, if any, shall be registered in the name of such trustee and all provisions applying to such Exercised Shares, shall apply to the bonus shares issued by virtue thereof, mutatis mutandis.

11.	Adjustments

11.1	Distribution of Bonus Shares

In any event of distribution of bonus shares, where the effective date for determining the right to receive such bonus shares shall occur after the Date of Grant and before the end of the Exercise Period and the expiration of the Grantee's right to exercise such Options (in this Sub-Section 11.1 - the "Effective Date"), shares in the amount and class that the Grantee would have been entitled to as bonus shares had he exercised the Option prior to the Effective Date, shall be added to the Exercised Shares that the Grantee shall be entitled to upon the exercise of his/her Options. The Exercise price of each option shall not be adjusted as a consequence of the aforesaid addition of shares. The provisions which relate to the adjustment of the number of the Exercised Shares shall apply, mutatis mutandis, with respect to the shares that shall be added to the Exercised Shares in the event of an additional distribution of bonus shares.

The additional shares resulting from the aforesaid increase of the shares underlying each Option, that shall be issued upon the exercise of the Options, shall entitle their holders to fully participate in the distribution of cash dividend and any other distribution, including of additional bonus shares, that their effective date shall be the exercise date or another date thereafter. The additional bonus shares that shall be issued as aforesaid, shall be equal to other ordinary shares of the Company in the same class, with respect to their underlying rights and all other aspects.

11.2	Rights Offering

In the event that the Company shall offer to its shareholders rights to purchase any securities, by the method of rights offering, than the Exercise Price shall not be adjusted. However, the amount of shares issuable upon the exercise of Options not yet exercised prior to the effective date with respect to the right to purchase rights under the rights offering (in this Sub-Section 11.2 – the "Effective Date"), shall be adjusted according to the benefit component of the rights, if any, as it is expressed in the ratio between the price of an ordinary share on the end of the Effective Date and the price of an ordinary share as a result of such rights offering, as recorded by NASDAQ and/or TASE, as applicable (ex rights rate).

11.3	Stock Split or Reverse Stock Split

The number of Shares to which each outstanding Option is exercisable, together with those Shares otherwise reserved for the purposes of the Plan for Options not yet exercised as provided under Section 5 above, shall be proportionately adjusted for any increase or decrease in the number of Shares resulting from a stock split, reverse stock split and combination or reclassification of the Shares.

11.4	Cash Dividend

In the event that the Company shall distribute cash dividends, with respect to all of its issued and outstanding ordinary shares, and the record date for determining the right to receive such dividends (the "Record Date") is before the end of the Exercise Period and the expiration of the Grantee's right to exercise such Options, then the Option Exercise Price for each ordinary share underlying an option, shall be adjusted by multiplying (A) the Options' Exercise Price at the end of the Record Date, by (B) the ratio between (1) the price of an ordinary share as adjusted by the NASDAQ or TASE, as applicable, following such distribution (i.e. – the price of ordinary share ex-dividend, known as "Ex-Dividend Rate") and (2) the price of an ordinary share at the end of the Record Date.

11.5
In any event in which as a result of the adjustments specified in this Section 11, the Company shall be required to issue fractional shares, the Company shall not issue such fractional shares and such fraction shall be rounded up one-half or less, or otherwise rounded down, to the nearest whole number.

11.6
The amount of Exercised Shares shall not be increased, and the Exercise Price per Share shall not be decreased in the event of any issuances or distributions (including issuances to substantial shareholders), that do not qualify with the provisions of this Section 11. All provisions applying to the Exercised Shares shall apply to all Shares received as a result of the aforesaid.

12.	Liquidation

If the Company is liquidated or dissolved while unexercised Options remain outstanding under the Plan, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall have a ten-day period to exercise any unexercised Vested Option held by them as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-day period, all remaining outstanding Options will terminate immediately and shall become null and void.

13.	Cessation of Public Trade of the Company’s Shares

It is clarified that under certain circumstances, the Company may cease to exist as a public company and the Grantee is not relying on the fact that the Company is currently publicly traded.

In the event that the Company shall resolve to cancel the listing of its shares for trade or in the event that the Company's securities shall no longer be publicly traded, for any reason whatsoever, including in the event of a full purchase offer, the Board may determine, at its sole discretion, the method in which the Company shall engage with respect to unvested Options, including an acceleration of the vesting schedule of such Options. Additionally, the Board shall be entitled to determine, at its sole discretion, the rights lying under the Vested Options.

It is clarified that in any event, the Company shall not indemnify and shall not be required to indemnify the Grantees with respect to the results of the above actions, even if such action shall result in a change in the Options' original tax track, including an increase of the Grantee's tax liability with respect to the Options.

It is clarified that in the event of a full purchase offer, the Grantee that has exercised his or her Options to Shares as aforesaid, shall be obligated to join such a sale and sell all of his/her Shares in the Company, all under the same terms under which all other shareholders have agreed to sell their shares.

14.	No Interference

Neither the Plan nor any applicable Sub-Plan or Option Agreement shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company's assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the shares into which the Options granted hereunder are exercisable or the Exercised Shares or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Grantee to any right or remedy, including without limitation, any right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

15.	No Employment/Engagement/Continuance of Service Obligations

Nothing in the Plan, in any applicable Sub-Plan or Option Agreements, or in any Option granted hereunder shall be construed as guaranteeing the Grantee’s continuous employment, engagement or service with the Company or any Affiliated Company, and no obligation of the Company or any Affiliated Company as to the length of the Grantee’s employment, engagement or service shall be implied by the same. The Company and its Affiliated Companies reserve the right to terminate the employment, engagement or service of any Grantee pursuant to such Grantee’s terms of employment, engagement or service and any Law.

16.	No Representation

The Company does not and shall not, through this Plan, any applicable Sub-Plan or the applicable Option Agreement, make any representation towards any Grantee with respect to the Company, its business, its value or either its shares in general or the Exercised Shares in particular.

Each Grantee, upon entering into the applicable Option Agreement, shall represent and warrant toward the Company that his/her consent to the grant of the Options issued in his/her favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Grantee shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the Options and/or their underlying Shares.

17.	Tax Consequences

17.1
Any and all tax and/or other mandatory payment consequences arising from the grant or exercise of any Option, the payment for or the transfer of the Exercised Shares to the Grantee, or the sale of the Exercised Shares by the Grantee, or from any other event or act in connection therewith including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended (whether of the Company, any Affiliated Company, a trustee, if applicable, or the Grantee), shall be borne solely by the Grantee.

17.2
The Company, any Affiliated Company and a trustee, if applicable, may each withhold (including at source), deduct and/or set-off, from any payment made to the Grantee, the amount of the tax and/or other mandatory payment the withholding of which is required with respect to the Options and/or the Exercised Shares under any applicable Law. The Company or an Affiliated Company may require the Grantee, through payroll withholding, cash payment or otherwise, to make adequate provision for any such tax withholding obligations of the Company, Affiliated Company or a trustee, if applicable, arising in connection with the Options or the Exercised Shares. Without derogating from the aforesaid, each Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Grantee.

17.3
Furthermore, each Grantee shall indemnify the Company, any applicable Affiliated Company and a trustee, if applicable, or any one thereof, and hold them harmless from and against any and all liability in relation with any such tax and/or other mandatory payments or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Grantee.

18.	Non-Exclusivity of the Plan

The adoption by the Board of this Plan and any Sub-Plans shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements, or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation the grant of options for shares in the Company otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

19.	Governing Law and Government Regulations

This Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel. Further, this Plan, the grant and exercise of Options hereunder, and the obligation of the Company to deliver shares under such options, shall be subject to all applicable laws, rules and regulations, whether of the State of Israel or of the United States or any other state having jurisdiction over the Company and the Grantee, including the registration of the shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

ANNEX A

Capitalized Terms used in Camtek Ltd. 2014 Employee Share Option Plan, shall have the meanings set forth below:

1.1
“Affiliated Company” – means any present or future entity (a) which holds a controlling interest in the Company; (b) in which the Company holds a controlling interest; (c) in which a controlling interest is held by another entity, who also holds a controlling interest in the Company; or (d) which has been designated an “Affiliated Company” by resolution of the Board.

1.2	"Board" – means the Board of Directors of the Company.

1.3
“Cause” – means (a) the conviction of the Grantee for any felony involving moral turpitude or affecting the Company or any Affiliated Company; (b) the embezzlement of funds of the Company or any Affiliated Company; (c) any breach of the Grantee’s fiduciary duties or duties of care towards the Company or any Affiliated Company (including without limitation any disclosure of confidential information of the Company or any Affiliated Company or any breach of a non-competition undertaking); (d) any conduct in bad faith reasonably determined by the Board to be materially detrimental to the Company or, with respect to any Affiliated Company, reasonably determined by the Board of Directors of such Affiliated Company to be materially detrimental to either the Company or such Affiliated Company; or (e) any other event classified under any applicable agreement between the Grantee and the Company or the Affiliated Company, as applicable, as a “Cause” for termination or by other language of similar substance.

1.4	“Company” – Camtek Ltd.

1.5	“Companies Law” – the State of Israel’s Companies Law, 5759 – 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

1.6
“Corporate Transaction” - merger of the Company with or into another corporation which the Company is not the surviving entity, or the sale of all or substantially all the assets or the shares of the Company, other than to a wholly-owned subsidiary of the Company or other than in the framework of a corporate reorganization.

1.7
“Date of Grant” – the date determined by the Board to be the effective date of the grant of Options to a Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options.

1.8	“Exercise Notice” - as defined in Section 7.7 of the Plan.

1.9	"Exercise Period" - as defined in Section 7.4 of the Plan.

1.10	"Exercise Price" - the price to be paid for the exercise of each Option.

1.11	"Exercised Shares" - the Shares that are issued upon the exercise of the Options.

1.12	“Expiration Date” - as defined in Section 7.3 of the Plan.

1.13
“Fair Market Value”  - for as long as the Company's Shares are traded on NASDAQ, the fair market value shall be the average closing price of the Shares listed on NASDAQ at the closing of the 30 days of trading prior to the Date of Grant.

1.14	"Grantee" – a person or entity to whom Options are granted.

1.15
“Law” – federal, state and/or foreign, laws, rules and/or regulations and/or rules, regulations, guidelines and/or requirements of any relevant securities and exchange and/or tax commission and/or authority and/or any relevant stock exchange or quotations systems.

1.16	“Mandatory Law” – provisions of Law which may not be contrarily addressed or regulated by the determination and/or consent of the Company and/or other parties.

1.17
"Double Trigger" - means that following a Corporate Transaction, and during a one (1) year period starting from completion of the Corporate Transaction (i) the Office Holder's employment with the Company (or the surviving entity following merger) is terminated not for Cause (as such term is defined in the applicable employment agreement); or (ii) there is a change in the Office Holder's position in the Company (or the surviving entity following merger) and the Office Holder is not offered to continue to be employed in a comparable or more senior position and/or on comparable or favorable terms.

1.18	“NASDAQ” – the National Association of Securities Dealers Automated Quotations.

1.19
"Office Holder" - includes the chief executive officer, the chief business manager, a vice general manager, deputy general manager or any other person fulfilling any of the foregoing positions (even if such person’s title is different), as well as a director or any manager that reports directly to the chief executive officer.

1.20	“Option(s)” - an option(s) granted within the framework of this Plan, each of which imparts the right to purchase one Share.

1.21
“Option Agreement” – with respect to any Grantee – a written option agreement or written instrument, executed by and between the Company and the Grantee, which shall set forth the terms and conditions with respect to the Options.

1.22	“Plan” - this Company's 2014 Employee Share Option Plan, as may be amended from time to time as set forth herein.

1.23	“Service” – as defined in Section 7.2 of the Plan.

1.24
“Share(s)” – Ordinary Share(s) of the Company, par value of NIS 0.01 each, to which, subject to the provisions herein, are attached the rights specified in the Company's Articles, as may be amended from time to time.

1.25	“Start Date” – as defined in Section 7.2 of the Plan.

1.26
“Sub-Plan” - any supplements or sub-plans to the Plan adopted by the Board, applicable to Grantees employed in a certain country or region or subject to the laws of a certain country or region, as deemed by the Board to be necessary or desirable to comply with the laws of such region or country, or to accommodate the tax policy or custom thereof, which, if and to the extent applicable to any particular Grantee, shall constitute an integral part of the Plan.

1.27	"TASE" - the Tel-Aviv Stock Exchange Ltd.

1.28
“Vested Option(s)” – that portion of the Options which the Grantee is entitled to exercise in accordance with the provisions of Section 7.2 of the Plan or, if inconsistent with the provisions of Section 7.2 of the Plan - the provisions of the Option Agreement of such Grantee.

CAMTEK LTD.   – 2014 EMPLOYEE SHARE OPTION PLAN

Sub-Plan for Grantees Subject to Israeli Taxation

This Sub-Plan (“Sub-Plan”) to the 2014 Camtek Ltd. Employee Share Option Plan (the “Plan”) is hereby established effective October 2nd, 2014.

1.	Definitions

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1
“Affiliated Company” for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any affiliated entity shall be an “employing company” within the meaning of such term in Section 102 of the Ordinance.

1.2
“Election” – the election by the Company, with respect to grant of 102 Trustee Options, of either one of the following tax tracks – “Capital Gains Tax Track” or “Ordinary Income Tax Track”, as provided in and in accordance with the Section 102.

1.3
“Fair Market Value” – solely for the purposes of 102 Trustee Options, if and to the extent Section 102 prescribes a specific mechanism for determining the Fair Market Value of the Exercised Shares, then notwithstanding the definition in the Plan, the Fair Market Value of 102 Trustee Options shall be as prescribed in Section 102, if applicable.

1.4	“102 Non-Trustee Option” – an Option granted not through a Trustee in accordance with and pursuant to Section 102.

1.5	“3(i) Option” – an Option granted pursuant to Section 3(i) of the Ordinance.

1.6
“Ordinance” - the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.7	“Restricted Period” – as defined in Section 4.3 hereinbelow.

1.8	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.9
"Trustee" - the trustee designated or replaced by the Company and/or applicable Affiliated Company for the purposes of the Plan and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

1.10	“102 Trustee Option” – an Option granted through a Trustee in accordance with and pursuant to Section 102.

2.	General

2.1
The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Options granted to Grantees, the grant of Options to whom (or the exercise thereof by whom) are subject to taxation by the Israeli Income Tax (“Israeli Grantees”), in order that such Options may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2
The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to Israeli Grantees.

2.3
Options may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Grantees to each of the following tax tracks, based on their capacity and relationship towards the Company:

(i)	102 Trustee Options - in such tax track as determined in accordance with the Election; or
(ii)	102 Non-Trustee Options; or
(iii)	3(i) Options.

For avoidance of doubt, the designation of the Options to any of the above tax tracks shall be subject to the terms and conditions set forth in Section 102.

3.	Administration

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable Mandatory Law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following:

(a)	the determination of the specific tax track (as described in Section 2.3 above) in which the Options are to be issued.

(b)	the Election;

(c)	the appointment of the Trustee;

(d)
the adoption of forms of Option Agreements to be applied with respect to Israeli Grantees (the “Israeli Option Agreement”), incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Israeli Option Agreements.

4.	102 Trustee Options

4.1	Grant in the Name of Trustee:

Notwithstanding anything to the contrary in the Plan, 102 Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto and all rights attached thereto (including bonus shares), issued to, the Trustee, and all such options and shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee. In the case the requirements of Section 102 for 102 Trustee Options are not met, then the 102 Trustee Options may be regarded as 102 Non-Trustee Option, all in accordance with the provisions of Section 102. Notwithstanding anything to the contrary in the Plan, the Date of Grant of a 102 Trustee Option shall be the date determined by the Board to be the effective date of the grant of the 102 Trustee Options to an Israeli Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options, which in the case of 102 Trustee Options shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the relevant Israeli Tax Authorities.

4.2	Exercise of Vested 102 Trustee Options:

(a)
Unless other procedures shall be determined from time to time by the Board and notified to the Israeli Grantees, the mechanism of exercising vested 102 Trustee Options shall be as set forth below, except that any notice of exercise of 102 Trustee Options shall be made in such form and method in compliance with the provisions of Section 102 and shall also be delivered in copy to the authorized representative of the Company or the Affiliated Company with which the Israeli Grantee is employed and/or engaged, if applicable, and to the Trustee.

(b)
In order to exercise the Options, the Grantee shall deliver to the Trustee, an Exercise Notice, in a form as shall be determined by the Trustee, and that will be available at the Company's principal offices during the Exercise Period. The Grantee shall specify in the Exercise Notice the amount of Options that he/she wishes to exercise and his/her election of one of the following alternatives:

i.	Exercise of the Options where the Exercised Shares shall be held by the Trustee for the Grantee, in a trust account that shall be opened by the Trustee for the Grantee;

ii.
Exercise of the Options and sale of the Exercised Shares by the Trustee for the Grantee, whether in whole or in part, as shall be determined by the Grantee, provided, however, that there is no legal hindrance with respect to the sale of the Exercised Shares (restriction provisions);

iii.
Exercise of the Options and transfer of the Exercised Shares, that shall be registered in the name of the relevant registration company of a bank (the "Registration Company"), to the Grantee's bank account;

iv.
Subject to any applicable Law and the terms and conditions of this Plan, Exercise of the Options and election of one of the alternatives described in Sub-Sections 4.3(b)(i), (ii) or (iii) above, in the event that the Board has approved this mechanism with respect to a certain Grantee;

(c)
The Trustee shall verify with the Company the eligibility of the Grantee to take such actions and shall act as aforesaid, subject to reception of a written approval by the Company that the Grantee is entitled to exercise the Options or exercise the Options and sell the Exercised Shares or exercise the Options and release the Exercised Shares, as the case may be.

(d)
In the event that the Grantee has elected the alternative specified in Sub-Section 4.2(b)(i) above, the Trustee shall transfer to the Grantee a written confirmation that the Trustee has received from the Grantee the Exercise Price specified in the Exercise Notice. The Exercised Shares shall be issued in the name of the Trustee and shall be registered in the Trustee's name in the Company's books, or alternatively be allocated in the name of the Registration Company and shall be deposited in a trust account in the name of the Trustee.

(e)
In the event that the Grantee has elected the alternative specified in Sub-Section 4.2(b)(ii) above, namely, requested to sell on his behalf the Exercised Shares subject to the exercise of the Options, the Grantee shall instruct the Trustee to sell the Exercised Shares at TASE and transfer to the Company the Exercise Price specified in the Exercise Notice. Additionally, the Grantee shall instruct the Trustee to deduct the amount of taxes (including national insurance and health insurance payments and any other mandatory payment, if applicable) and any other mandatory payments that shall be applicable to the Grantee with respect to the exercise of Options and sale of Exercised Shares. The Exercised Shared shall be allocated in the name of the Trustee and shall be registered in the Trustee's name in the Company’s books, or alternatively be allocated in the name of the Registration Company and shall be transferred to the Trustee, subject to the instructions of TASE, if any. In the event that the Grantee has provided an Exercise Notice and instructed to sell the Exercised Shares, he/she shall not be allowed to cancel his/her notice and instruction, in the event that the exercise and/or sale have been already performed. Upon reception of the consideration from the sale, the Trustee shall use the consideration as follows: (1) deduct from such consideration the amount of tax payments applicable according to law and approvals of the tax authorities and other mandatory payments applicable to the Grantee with respect to the exercise of the Options and the sale of the Exercised Shares, in amounts with respect to which the Company has informed the Trustee and shall transfer these amounts to the tax authorities, whether directly or through the Company, as the case may be; (2) deduct from such consideration the Exercise Price and transfer the Exercise Price to the Company; (3) deduct from such consideration the fees to which the Trustee and the performer of the sale are entitled to according to the provisions of the agreement that shall be executed between the Company, the Trustee and the performer of the sale; (4) transfer to the Grantee's bank account the consideration from the sale after deduction of the amounts specified in sub-sections (1), (2) and (3) above.

(f)
In the event that the Grantee has elected the alternative specified in Sub-Section 4.2(b)(iii) above, namely, requested that the Exercised Shares shall be transferred at his/her disposal, he/she shall attach to the Exercise Notice a written approval by the Trustee that the Trustee has received from the Grantee the Exercise Price specified in the Exercise Notice and an approval by the tax assessor that the Grantee has paid the income tax applicable to the Grantee with respect to the aforesaid transfer of Exercised Shares, in accordance with Section 102, if applicable, or any other law, together with the Company’s approval that the Grantee has paid the remaining mandatory payments applicable to the Grantee. The Trustee shall transfer, whether directly or through the Company, the amount of tax and other mandatory payments to the tax authorities, as the case may be, in the relevant date as required by Law. Upon the lapse of 15 business days thereafter, the Trustee shall transfer to the Registration Company the Exercised Shares in favor of the Grantee and the Company shall apply to TASE in order to list the aforesaid Exercised Shares for trade at TASE.

(g)
The Company shall be entitled to change, at any time, the exercise procedure and the provisions with respect to the sale, as may be required, in order to moderate and improve the exercise procedure, the exercise and release and the exercise and sale, and adjust them to changes of the applicable Law, and in light of the experience that the Company shall have in the future with respect to the operation of such procedures. The Company shall notify the Grantees with respect to such changes, in the event that the change is relevant for the Grantees. The changes shall be made in coordination with the Trustee, if any and subject to the provisions of Section 102, if applicable and the rules and regulations promulgated thereunder, in the event that they are applicable to the relevant Grantees.

4.3	Restrictions on Transfer:

(a)
102 Trustee Options and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares), shall be held by the Trustee for such period of time as required by the provisions of Section 102 applicable to Options granted through a Trustee in the applicable tax track, as per the Election (the “Restricted Period”).

(b)
Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Grantee shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Grantee confirms that he/she is aware of the provisions of Section 102 and the Elected tax track and agrees to the provisions of the Trust Note between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Options, and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Grantee shall not be entitled to sell or release from trust the 102 Trustee Options, nor the Exercised Shares issued pursuant to the exercise thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Grantee.

(c)
Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Trustee shall not release, by sale or transfer, the Exercised Shares issued pursuant to the exercise of the 102 Trustee Options, and all rights attached thereto (including bonus shares) to the Israeli Grantee, or to any third party to whom the Israeli Grantee wishes to sell the Exercised Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee. For the removal of doubt, it is clarified that the Trustee may release by sale or transfer to a third party only Exercised Shares (and not Options).

4.4	Rights as Shareholder:

Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Exercised Shares in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares (other than to the applicable Israeli Grantee, subject to and in accordance with the provisions of Section 102). Notwithstanding, the Company shall be entitled at its sole discretion, and not required, to distribute dividends directly to the Israeli Grantees, subject to tax withholding at source.

4.5	Bonus Shares:

All bonus shares to be issued by the Company, if any, with regard to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Exercised Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the Exercised Shares by virtue of which they were issued.

4.6	Voting:

Without derogating from the provisions of Section 10.1 of the Plan, with respect to Exercised Shares of 102 Trustee Options, such Exercised Shares shall be voted in accordance with the provisions of Section 102.

4.7	Conditions of Issuance:

Without derogating from the provisions of Section 7.7 of the Plan, and in addition thereto, the arrangements with the tax authorities referred to therein shall, in the event of 102 Trustee Options also need to be satisfactory to the Trustee.

5.	102 Non-Trustee Options

5.1	102 Non-Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant to the exercise thereof, issued to, the Israeli Grantee.

5.2
Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Exercised Shares issued pursuant to the exercise of the 102 Non-Trustee Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

5.3
An Israeli Grantee to whom 102 Non-Trustee Options are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

6.	3(i) Options

6.1	3(i) Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto issued to, the Israeli Grantee.

6.2
Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Exercised Shares issued pursuant to the exercise of the 3(i) Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

6.3
The Company may require, as a condition to the grant of the 3(i) Options, that an Israeli Grantee to whom 3(i) Options are to be granted, provide a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 3(i) Options.

7.	Tax Consequences

Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant or exercise of Options, the payment for or the transfer or sale of Exercised Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliated Company, the Trustee or the Israeli Grantee, including without limitation any non-compliance of the Israeli Grantee with the provisions hereof, shall be borne solely by the Israeli Grantee. The Company, any applicable Affiliated Company, and the Trustee, may each withhold  (including at source), deduct and/or set-off, from any payment made to the Israeli Grantee, the amount of the taxes and/or other mandatory payments of which is required with respect to the Options and/or Exercised Shares. Furthermore, each Israeli Grantee shall indemnify the Company, the applicable Affiliated Company and the Trustee, or any one thereof, and to hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Grantee.

Without derogating from the aforesaid, each Israeli Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Israeli Grantee.

Without derogating from the foregoing, it is hereby clarified that the Israeli Grantee shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Options and/or the Exercised Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102, including with respect to the employer's liability towards national insurance and health insurance payments.

The Company and or when applicable the Trustee shall not be required to release any Share certificate to an Israeli Grantee until all required payments have been fully made.

8.	Subordination to the Ordinance

8.1	It is clarified that the grant of the 102 Trustee Options hereunder is subject to the approval by the Tax Authorities of the Plan, this Sub-Plan and the Trustee, in accordance with Section 102.

8.2
Any provisions of the Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which is not expressly specified in the Plan or in the applicable Option Agreement, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, shall be deemed incorporated into this Sub-Plan and binding upon the Company, and applicable Affiliated Company and the Israeli Grantee.

8.3
With regards to 102 Trustee Option, the provisions of the Plan and/or this Sub-Plan and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of this Sub-Plan and of the Option Agreement.

8.4
The Options, the Plan, this Sub-Plan and any applicable Option Agreements are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

CAMTEK LTD. - 2014 EMPLOYEE SHARE OPTION PLAN

Sub-Plan for Grantees Subject to
United States Taxation

This Sub-Plan (“Sub-Plan”) to the 2014 Camtek Ltd. Employee Share Option Plan (the “Plan”) is hereby established effective October 2, 2014.

1.	Definitions

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1	“Code” – the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

1.2	“Incentive Stock Option” – an Option intended to be (as set forth in the Option Agreement) and qualifying as an incentive stock option within the meaning of Section 422 of the Code.

1.3	“Non-Statutory Stock Option” – an Option that is not designated in the Option Agreement) to be, or which does not qualify as, an Incentive Stock Option.

2.	General

2.1
The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Options granted under the Plan to Grantees who are subject to income taxation in the United States (“US Grantees”), in order, inter alia, that such Options shall be exempt from Section 409A of the Code and that all or part of such Options granted to US Grantees may be Incentive Stock Options.

2.2
The Plan and this Sub-Plan are complementary to each other and shall, with respect to Options granted to US Grantees, be read and deemed as one.  In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to US Grantees.

2.3
Options may be granted pursuant to this Sub-Plan to any US Grantee.  The provisions specified in this Sub-Plan shall apply solely to Options granted to US Grantees and shall form an integral part of the Plan with respect to such Options.  Options may be granted under this Sub-Plan either as Incentive Stock Options or as Non-Statutory Stock Options, subject to any applicable restrictions or limitations as provided in applicable law. Pursuant to section 422(a)(2) of the Code, Incentive Stock Options only may be granted to US Grantees who are employees of the Company or of a parent or subsidiary of the Company.

2.4	No US Grantee may receive more than 50,000 Options in any one calendar year.

2.5
The Exercise Price of an Option granted to a US Grantee shall be at least 100% of the fair market value of its underlying Share on the date of grant of such Option. Fair market value shall be determined in a manner consistent with Treasury Regulation Section 1.409A-1(b)(5)(iv). Unless otherwise determined by the Board, which determination shall not require shareholder approval unless specifically required in order to comply with applicable laws, and so provided in the applicable US Option Agreement, for as long as the Company’s shares are traded on Nasdaq, said fair market value shall be the closing value of the Shares listed on Nasdaq at the closing of the last day of trading prior to the date of the grant of such Option.

2.6	No Option shall be adjusted pursuant to Section 11 to the extent such adjustment would result in any additional tax under Section 409A of the Code.

3.	Administration

Without derogating from the powers and authorities of the Board detailed in the Plan, unless specifically required under applicable law, the Board shall also have the sole and full discretion and authority, without the need to submit its determinations or actions for approval by the shareholders of the Company, to administer this Sub-Plan and all actions related thereto, including, in addition to any powers and authorities specified in the Plan, the performance, from time to time and at any time, of either or both of the following:

(a)	deciding whether to issue Options as Incentive Stock Options or as Non-Statutory Stock Options; and

(b)
adopting standard forms of Option Agreements (the “US Option Agreement”) to be applied with respect to US Grantees, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and amending or modifying the terms of such standard forms from time to time.

To the extent that the Board determines that an Option should qualify as “performance-based compensation” within the meaning of section 162(m) of the Code, such Option shall be approved by a committee comprised solely of two or more “outside directors,” within the meaning of Section 162(m) of the Code.

Notwithstanding anything to the contrary contained in the Plan and/or herein, it is hereby clarified that a resolution of the Board with any of the following effects shall require shareholder approval: (i) increasing the maximum number of Shares that may be issued as Incentive Stock Options under this Sub-Plan; (ii) extending the period during which an Incentive Stock Option may be granted; (iii) extending the term of this Sub-Plan; or (iv) changing the class of employees who are eligible to participate in this Sub-Plan; or (v) any other material amendment to this Sub-Plan.

4.	Incentive Stock Options

4.1	The maximum number of Incentive Stock Options that may be granted under this Sub-Plan is 150,000.

4.2	The date of grant of an Incentive Stock Option shall be as determined by the Board in its decision to grant same to a US Grantee pursuant to the Plan and this Sub-Plan.

4.3
Notwithstanding anything to the contrary, Incentive Stock Options shall not be granted to any owner of 10% or more of the total combined voting power of the Company and/or any parent or subsidiary of the Company

4.4
The aggregate value of Shares vesting in any calendar year to the benefit of any one US Grantee pursuant to Incentive Stock Options shall not exceed US $100,000, such value measured by the fair market value of such shares on the date of grant of the Option, determined pursuant to Section 2.5 above.

5.	Tax Consequences

Any and all tax consequences arising from the grant or exercise of Options, the payment for or the transfer of Exercised Shares, or from any other event or act hereunder (of the Company, an Affiliated Company or the US Grantee), including any non-compliance of the US Grantee with the provisions hereof, shall be borne solely by the US Grantee. Without derogating from the provisions of the Plan, this Sub-Plan and the applicable US Option Agreement, the Company and any Affiliated Company, if applicable, or any one thereof, shall withhold taxes according to the requirements of applicable laws, rules and regulations, including the withholding of taxes at source. Furthermore, each US Option Agreement shall provide that the US Grantee agrees, by executing such the US Option Agreement, to indemnify the Company and the applicable Affiliated Company, if applicable, or any one thereof, and to hold them harmless from any and all liability for any such tax or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the US Grantee.

Additionally, any reference in the Plan, in this Sub-Plan or in the applicable US Option Agreement to the payment of applicable taxes and withholding requirements with respect thereto shall apply to any Options issued hereunder, and shall be deemed to include any applicable federal, state or other United States taxes.

Without derogating from the aforesaid, the US Grantee shall provide the Company and any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such US Grantee.

Without derogating from the foregoing, it is hereby clarified that the US Grantee shall bear and be liable for all tax and other consequences with respect to his/her Options and/or Exercised Shares.

6.	Changes in Capital Structure

Without derogating from the provisions of the Plan, if, from time to time, the Company shall effect any stock dividend, stock split or any other change to its capitalization, or a merger or consolidation, all as described in the Plan, then in such event any and all new, substituted or additional securities or other property to which the US Grantee shall be entitled by virtue of his/her Options shall be subject upon its issuance to this Sub-Plan and to any trust established with respect to such Option, with the same force and effect as applicable to the Options subject to this Sub-Plan and to any such trust immediately prior to such event.

7.	Amendment or Termination of this Sub-Plan

Amendment or termination of this Sub-Plan or of any Option granted pursuant hereto shall be subject to the provisions of Section 3 of the Plan.  Notwithstanding the aforesaid, no consent by any holder of an Option shall be required to effect any amendment or termination of the Plan and/or this Sub-Plan where such amendment or termination is necessary, in the sole judgment of the Company and/or the applicable Affiliated Company, to comply with any applicable law, regulation or rule.

EXHIBIT B

To:
__________________
__________________

Letter of Indemnification

1.	Undertaking for Indemnification - General

1.1
You serve or have been appointed to serve as an officer and/or director ("Office Holder") of Camtek Ltd., a company organized under the laws of the State of Israel (the "Company"). The Audit Committee, the Board of Directors, and the General Meeting of the Company resolved, on March 9, 2000, to grant an undertaking for indemnification to the Office Holders of the Company.

1.2
In consideration of your continuing service to the Company, the Company undertakes to indemnify you with respect to any liability or expense imposed upon you as a result of an action made or to be made by you in your capacity as an Office Holder of the Company, in accordance with and subject to the provisions set forth below.

1.3	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (the “Companies Law”).

1.4	This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of office holders.

2.	The Substance of the Indemnification

2.1
The Company shall indemnify you with respect to a liability or expense imposed upon you as a result of an action or omission ("Action"), made or taken by you in your capacity as an Office Holder of the Company, including such an Action made or taken by you in your capacity as an Office Holder in any other company controlled, directly or indirectly, by the Company ("Subsidiary") or a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate"), as follows:

(a)	A financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court; and

(b)
Reasonable litigation expenses, including legal fees, incurred by you or imposed upon you by a court, in proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted; and

(c)
Reasonable litigation expenses, including attorney's fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, which concluded without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

(d)
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Israeli Securities Law, 5728-1968 (the "Securities Law"), or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(e)	Payment to an injured party, pursuant to section 52ND (a)(1)(a) of the Securities Law.

2.2	If and to the extent prohibited by law, the Company will not indemnify you for any amount you may be obligated to pay with respect to:

(a)	a breach of your duty of loyalty, except where you have acted in good faith and with reasonable grounds to assume that your Actions would not adversely affect the Company;

(b)	a breach of the duty of care committed willfully or recklessly, unless committed through mere negligence;

(c)	an Action taken with the intention of receiving an unlawful personal gain;

(d)	any fine, civil fine, financial sanction or monetary settlement in lieu of a criminal proceeding imposed upon you; or

(e)	a proceeding instituted against you pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law.

2.3
The Company will make available all amounts needed in accordance with section 2.1 above when such amounts become payable by you ("Time of Indebtedness"), and with respect to items referred to in sections 2.1(c) and 2.1(d) above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.4
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are an Office Holder of the Company, a Subsidiary or an Affiliate; provided that the obligations are in respect of Actions taken while you were such an Office Holder within the scope of your responsibilites.

3.	The Amount of Indemnification

3.1
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described herein, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification. (hereinafter: the “Maximum Indemnification Amount”).

3.2
To remove any doubt, it is hereby clarified that the Maximum Indemnification Amount is the maximum amount of indemnification for all of the Office Holders of the Company together, whether with respect to the same cause or a number of causes, and such amount will be allocated amongst them in accordance with the chronological order in which the suits and/or claims, with respect to which indemnification is to be granted, were filed, up to said Maximum Indemnification Amount.

3.3
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy, and/or not actually paid, and you will not be entitled to payment from the Company for damages with respect to which you have already received payment from an insurer and/or from the Company and/or from any other party.

3.4	Subject to the aforesaid, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.	Categories of Events to which the Indemnification Applies

The indemnification shall apply to such liabilities as aforesaid, resulting from any Actions in connection with any of the following events:

4.1
an offer and/or issuance of securities of the Company to the public and/or to certain persons, under a prospectus or in a private placement, including the planned offering and the prospectus to be published in Nasdaq, and the content of documents for the performance thereof;

4.2
Actions and/or reports resulting from or relating to the Company’s status as a “public company” whose shares have been offered to the public and are traded on Nasdaq in the United States, and/or in any other exchange, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

4.3	resolutions and/or Actions regarding the management of the Company’s business;

4.4	resolutions and/or Actions regarding environmental issues;

4.5	resolutions and/or Actions regarding patents, models, trademarks or other intellectual property, and/or requests for infringement thereupon;

4.6
resolutions and/or Actions regarding investments in the Company and/or the acquisition of assets, including the acquisition of companies and/or businesses and/or the investment of funds in tradeable securities and/or in any other form;

4.7	resolutions and/or Actions concerning labor relations;

4.8	resolutions and/or Actions regarding agreements of the Company with others, including for example: customers, suppliers, contractors, etc.;

4.9	resolutions and/or Actions concerning Subsidiaries and/or Affiliates, including resolutions and/or Actions as Office Holders in such Subsidiaries and/or Affiliates;

4.10	a monetary liability to a third party due to the distribution of a dividend;

4.11	resolutions and/or Actions concerning the provision of an opinion with respect to a tender offer, or any other Action concerning and/or related to a tender offer;

4.12	resolutions and/or Actions concerning a merger; and

4.13	resolutions and/or Actions concerning the approval of transactions with Office Holders and/or controlling shareholders;

4.14	Actions taken pursunat to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;

4.15	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaires and Affiliates;

4.16	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law.

Exemption

5.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in section 2.2 above.

Miscellaneous

6.	In any event in which you are entitled to indemnification, such indemnification shall be subject to the following conditions:

6.1
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings against you, without delay following your first becoming aware thereof; and you shall deliver to the Company or to such person as it shall advise you, all documents and information you receive in connection with such proceedings.

Furthermore, you must keep the Company informed at all times with respect to events which raise concerns that they will cause legal proceedings to be initiated against you.

6.2
The Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you, in which case another attorney will be selected by the Company.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interests between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above, the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company and/or the selected attorney shall be entitled to act exclusively and to conclude such proceedings in their discretion.

At the request of the Company, you will execute any document required to enable the Company and/or said attorney to conduct your defense and to represent you in all matters connected therewith, as aforesaid.

For avoidance of doubt, in case of criminal proceedings, the Company and/or selected attorney will not have the right to plead guilty on your behalf or to agree to a plea bargain on your behalf, without your consent. Furthermore, in a civil proceeding (whether before a court or as part of a compromise arrangement) neither the Company nor said attorney shall be entitled to admit on your behalf, the existance of any events for which you are not entitled to indemnification under this Indemnification Letter  and/or under law, without your consent. However, nothing in the aforesaid shall be construed to prevent the Company, and/or said attorney with the approval of the Company, from reaching a monetary settlement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an event for which you are not entitled to indemnification under this Indemnification Letter and/or under law.

6.3
You will fully cooperate with the Company and/or with any attorney as aforesaid, in every reasonable way as shall be required by either of them, in the framework of their conduct of said legal proceedings, provided however that the Company shall cover all expenses incidental thereto, so that you will not be required to pay for or to finance such expenses by yourself.

6.4
The Company will have no liability or obligation to indemnify you as aforesaid for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

6.5
You shall neither admit to nor accept liability for an action with respect to which you are entitled to indemnification under this Indemnification Letter, without the prior written consent of the Company.

7.
In the event that any action, resolution, approval, or any other or further procedure shall be required in order to give force and/or effect to any of the above undertakings, the Company shall undertake to cause same to be taken, adopted, given and/or made, as applicable, so that all its above undertakings shall have full force and effect.

8.
Your rights under this Letter of Indemnification may not be assigned or transferred in any way. Notwithstanding the above, the indemnification under this Letter shall inure also to the benefit of your estate.

9.
Regadring indemnification for liabilities under the American Securities Law of 1933, in relation to securities of the Company registered for trade on Nasdaq (except in relation to expenses incurred by you or imposed upon you in a procceding filed against you from which you have been aquitted), the Company shall indemnify you subject to its obligation to turn to the relevant court in the United States, as detailed in the Company's prospectus filed with Nasdaq, in order for that court to rule whether the provisions of this Letter of Indemnification conform to the American Securities Law of 1993, and your rights under this Letter of Indemnification shall be subject to the said court's final decision.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in section 2.1 above.

11.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Subject ot section 9 above, this Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Israel shall have any juridiction, over all matters in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

13.
This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you. This letter is being issued to you pursuant to the resolutions adopted by the Compensation Committee of the Company and by the Board of Directors of the Company on October 2, 2014, and approved by the Company's shareholders on November 12, 2014.

Sincerely,
______________________
Camtek Ltd.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 12, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on Wednesday, November 12, 2014 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

November 12, 2014

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1-6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN

1. To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2015 annual general meeting of shareholders.
NOMINEES: Rafi Amit Yotam Stern Eran Bendoly	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
2. To approve an amendment to the Company's Compensation Policy for office holders.	☐	☐	☐
3. To approve the grant of a cash bonus and equity compensation for our Active Chairman of the Board of Directors And Chief Executive Officer, Mr, Rafi Amit, for 2014.	☐	☐	☐
4. To adopt the Company's 2014 Employee Share Option Plan.	☐	☐	☐
5. To re-approve the grant of letters of indemnification to two directors:
Rafi Amit Yotam Stern	☐ ☐	☐ ☐	☐ ☐
6.  To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2015 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services
	☐	☐	☐

PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN RESOLUTIONS NO. 2, 3 OR 5 PROPOSED HERERIN. SEE THE “REQUIRED VOTE” SECTIONS IN ITEMS B, C AND E OF THE PROXY STATEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above.   ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                        Date

Signature of Shareholder                        Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.